Exhibit T3A1

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

KAISA GROUP HOLDINGS LTD.

佳兆業集團控股有限公司

This is a conformed copy of the amended and restated memorandum and articles of association of Kaisa Group Holdings Ltd. not formally adopted by its shareholders at a general meeting. The English version shall always prevail in case of any inconsistency between the English version and its Chinese translation.

THE COMPANIES LAW

EXEMPTED COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Kaisa Group Holdings Ltd.

(Adopted by Special Resolutions dated 16 November 2007 and 22 November 2009)

1.	The name of the Company is Kaisa Group Holdings Ltd.

2.	The Registered Office of the Company shall be at the offices of Codan Trust Company (Cayman) Limited, Crickct Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.	Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

4.	Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27 (2) of The Companies Law of the Cayman Islands (as amended) (the “Law”).

5.	Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

6.	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each number is limited to the amount from time to time unpaid on such member’s shares.

8.	The share capital of the Company is HK$5,000,000,000 divided into 50,000,000,000 shares of a nominal or par value of HK$0.10 each provided always that subject to the Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

9.	The Company may exercise the power contained in the Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.	In relation to any alteration or amendment or addition to the Articles of Association of the Company it shall be a condition for the purposes of Section 24(1) of the Law that the provisions of Article 37 is fully complied with.